Exhibit 99.3

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Mr. Ronen Tsimerman, Chief Financial Officer, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, May 15, 2025, at 16:00 Israel time at the Company’s offices at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

Or at any adjournments thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 15, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To adopt the New Compensation Policy for the Company’s directors and Officers, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2. To approve the Grant of RSUs to Mr. Eyal Shamir, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3. To approve the Grant of RSUs to Mr. Ron Mayron, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4. To approve the Grant of RSUs to Mr. Yang Huang, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5. To approve the Amended Notice Period to the services agreement of Mr. Ron Mayron, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE! That by signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company to Mr. Ronen Tsimerman, via e-mail: ronent@icecure-medical.com.

Signature                                       Signature, if held jointly                                                              Date                             , 2025.